Credit Suisse (Bank)

CREDIT SUISSE

Financial Statements

6M19

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Revenue from contracts with customers
14 Trading assets and liabilities
15 Investment securities
16 Other investments
17 Loans, allowance for loan losses and credit quality
18 Goodwill
19 Other assets and other liabilities
20 Leases
21 Long-term debt
22 Accumulated other comprehensive income
23 Offsetting of financial assets and financial liabilities
24 Tax
25 Employee deferred compensation
26 Pension and other post-retirement benefits
27 Derivatives and hedging activities
28 Guarantees and commitments
29 Transfers of financial assets and variable interest entities
30 Financial instruments
31 Assets pledged and collateral
32 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered PublicAccountingFirmTo the shareholders and Board of Directors of Credit Suisse AG, ZurichResults of Review of Interim Financial InformationWe have reviewed the condensed consolidated balance sheet of Credit Suisse AG and subsidiaries (“the Bank”) as of June 30, 2019, the related condensed consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the six-month periods ended June 30, 2019 and 2018, and the related notes (collectively, the consolidated interim financial information). Based on our review, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Bank as of December 31, 2018, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March 22, 2019, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2018, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.Basis for Review ResultsThis consolidated interim financial information is the responsibility of the Bank’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our review in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.KPMG AGNicholas EdmondsShaun KendriganLicensed Audit ExpertLicensed Audit ExpertZurich, SwitzerlandJuly 31, 2019

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Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	6M19	6M18
Consolidated statements of operations (CHF million)
Interest and dividend income	10,476	9,546
Interest expense	(6,921)	(6,303)
Net interest income	3,555	3,243
Commissions and fees	5,483	6,126
Trading revenues	1,087	1,048
Other revenues	986	779
Net revenues	11,111	11,196
Provision for credit losses	106	121
Compensation and benefits	4,609	4,701
General and administrative expenses	3,508	3,558
Commission expenses	627	672
Restructuring expenses	–	257
Total other operating expenses	4,135	4,487
Total operating expenses	8,744	9,188
Income before taxes	2,261	1,887
Income tax expense	701	629
Net income	1,560	1,258
Net income attributable to noncontrolling interests	7	9
Net income attributable to shareholders	1,553	1,249
Consolidated statements of comprehensive income (unaudited)
in	6M19	6M18
Comprehensive income/(loss) (CHF million)
Net income	1,560	1,258
Gains/(losses) on cash flow hedges	93	(43)
Foreign currency translation	(391)	62
Unrealized gains/(losses) on securities	27	(13)
Actuarial gains/(losses)	8	15
Gains/(losses) on liabilities related to credit risk	(1,238)	991
Other comprehensive income/(loss), net of tax	(1,501)	1,012
Comprehensive income	59	2,270
Comprehensive income attributable to noncontrolling interests	0	16
Comprehensive income attributable to shareholders	59	2,254
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	6M19	2018
Assets (CHF million)
Cash and due from banks	91,774	99,314
of which reported at fair value	172	115
of which reported from consolidated VIEs	274	173
Interest-bearing deposits with banks	841	1,074
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	113,466	117,095
of which reported at fair value	82,286	81,818
Securities received as collateral, at fair value	45,378	41,696
of which encumbered	27,300	25,711
Trading assets, at fair value	145,758	133,859
of which encumbered	38,536	32,452
of which reported from consolidated VIEs	3,010	3,048
Investment securities	1,396	1,477
of which reported at fair value	1,396	1,477
Other investments	4,946	4,824
of which reported at fair value	2,572	2,430
of which reported from consolidated VIEs	1,671	1,505
Net loans	300,281	292,875
of which reported at fair value	12,837	14,873
of which encumbered	245	230
of which reported from consolidated VIEs	323	387
allowance for loan losses	(881)	(901)
Goodwill	4,025	4,056
Other intangible assets	216	219
of which reported at fair value	162	163
Brokerage receivables	41,654	38,907
Other assets	37,093	36,673
of which reported at fair value	8,195	7,263
of which encumbered	280	279
of which reported from consolidated VIEs	1,930	2,027
Total assets	786,828	772,069
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	6M19	2018
Liabilities and equity (CHF million)
Due to banks	18,492	15,220
of which reported at fair value	281	406
Customer deposits	365,556	365,263
of which reported at fair value	2,977	3,292
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	19,691	24,623
of which reported at fair value	9,304	14,828
Obligation to return securities received as collateral, at fair value	45,378	41,696
Trading liabilities, at fair value	43,370	42,171
of which reported from consolidated VIEs	6	3
Short-term borrowings	26,628	22,419
of which reported at fair value	10,237	8,068
of which reported from consolidated VIEs	4,828	5,465
Long-term debt	157,018	153,433
of which reported at fair value	70,703	63,027
of which reported from consolidated VIEs	2,071	1,764
Brokerage payables	35,120	30,923
Other liabilities	29,401	30,327
of which reported at fair value	7,597	8,983
of which reported from consolidated VIEs	313	277
Total liabilities	740,654	726,075
Common shares	4,400	4,400
Additional paid-in capital	45,356	45,557
Retained earnings	11,964	10,179
Accumulated other comprehensive income/(loss)	(16,398)	(14,840)
Total shareholders' equity	45,322	45,296
Noncontrolling interests	852	698
Total equity	46,174	45,994

Total liabilities and equity	786,828	772,069
end of	6M19	2018
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of June 30, 2019. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
6M19 (CHF million)
Balance at beginning of period	4,400	45,557	10,179	0		(14,840)	45,296	698	45,994
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–	–	–		–	–	(18)	(18)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–		–	–	12	12
Net income/(loss)	–	–	1,553	–		–	1,553	7	1,560
Cumulative effect of accounting changes, net of tax	–	–	242	–		(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–	–	–		(1,494)	(1,494)	(7)	(1,501)
Share-based compensation, net of tax	–	(167)	–	–		–	(167)	–	(167)
Dividends on share-based compensation, net of tax	–	(32)	–	–		–	(32)	–	(32)
Dividends paid	–	–	(10)	–		–	(10)	(1)	(11)
Changes in scope of consolidation, net	–	–	–	–		–	–	160	160
Other	–	(2)	–	–		–	(2)	1	(1)
Balance at end of period	4,400	45,356	11,964	0		(16,398)	45,322	852	46,174
6M18 (CHF million)
Balance at beginning of period	4,400	45,718	8,484	0		(15,932)	42,670	880	43,550
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(1)	–	–		–	(1)	(4)	(5)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–		–	–	(37)	(37)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–		–	–	11	11
Net income/(loss)	–	–	1,249	–		–	1,249	9	1,258
Cumulative effect of accounting changes, net of tax	–	–	(23)	–		(22)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–	–	–		1,005	1,005	7	1,012
Share-based compensation, net of tax	–	(508)	–	–		–	(508)	–	(508)
Dividends on share-based compensation, net of tax	–	(21)	–	–		–	(21)	–	(21)
Dividends paid	–	–	(10)	–		–	(10)	(4)	(14)
Changes in scope of consolidation, net	–	–	–	–		–	–	(119)	(119)
Balance at end of period	4,400	45,188	9,700	0		(14,949)	44,339	743	45,082
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M19	6M18
Operating activities (CHF million)
Net income/(loss)	1,560	1,258
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	417	372
Provision for credit losses	106	121
Deferred tax provision/(benefit)	241	325
Share of net income/(loss) from equity method investments	(50)	(16)
Trading assets and liabilities, net	(11,946)	25,012
(Increase)/decrease in other assets	(1,688)	(2,461)
Increase/(decrease) in other liabilities	1,685	(10,572)
Other, net	7,173	(2,211)
Total adjustments	(4,062)	10,570
Net cash provided by/(used in) operating activities	(2,502)	11,828
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	237	(299)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,920	(963)
Purchase of investment securities	(307)	(379)
Proceeds from sale of investment securities	4	255
Maturities of investment securities	394	130
Investments in subsidiaries and other investments	(147)	(306)
Proceeds from sale of other investments	568	642
(Increase)/decrease in loans	(11,065)	(11,587)	[1]
Proceeds from sales of loans	2,460	3,472	[1]
Capital expenditures for premises and equipment and other intangible assets	(471)	(476)
Proceeds from sale of premises and equipment and other intangible assets	29	80
Other, net	222	204
Net cash provided by/(used in) investing activities	(5,156)	(9,227)
1 Prior period has been corrected.
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M19	6M18
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	4,909	6,640
Increase/(decrease) in short-term borrowings	3,891	4,460
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(4,856)	(6,768)
Issuances of long-term debt	14,659	16,033
Repayments of long-term debt	(18,604)	(20,540)
Dividends paid	(11)	(14)
Other, net	280	(772)
Net cash provided by/(used in) financing activities	268	(961)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(150)	486
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(7,540)	2,126

Cash and due from banks at beginning of period [1]	99,314	109,510
Cash and due from banks at end of period [1]	91,774	111,636
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	6M19	6M18
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	400	373
Cash paid for interest	6,659	6,220
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank), the direct bank subsidiary of Credit Suisse Group AG (the Group), are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2018, included in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2018 (Credit Suisse Annual Report 2018).
> Refer to “Note 1 – Summary of significant accounting policies” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for a description of the Bank’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for a description of accounting standards adopted in 2018.
> Refer to “Note 2 – Recently issued accounting standards” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 for the most recently adopted accounting standards and standards to be adopted in future periods.
The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.
3 Business developments and subsequent events
> Refer to “Note 3 – Business developments and subsequent events” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 for further information on business developments.
There were no subsequent events since the balance sheet date of the condensed consolidated financial statements.

4 Segment information
> Refer to “Note 4 – Segment information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 for further information.
For the purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank.
Net revenues and income/(loss) before taxes
in	6M19	6M18
Net revenues (CHF million)
Swiss Universal Bank	2,855	2,850
International Wealth Management	2,786	2,747
Asia Pacific	1,767	1,905
Global Markets	3,025	2,972
Investment Banking & Capital Markets	810	1,172
Strategic Resolution Unit [1]	–	(379)
Adjustments [2]	(132)	(71)
Net revenues	11,111	11,196
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	1,204	1,116
International Wealth Management	967	917
Asia Pacific	420	451
Global Markets	639	443
Investment Banking & Capital Markets	(87)	169
Strategic Resolution Unit [1]	–	(777)
Adjustments [2]	(882)	(432)
Income/(loss) before taxes	2,261	1,887
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Total assets
end of	6M19	2018
Total assets (CHF million)
Swiss Universal Bank	229,705	224,301
International Wealth Management	94,591	91,835
Asia Pacific	106,592	99,809
Global Markets	217,930	211,530
Investment Banking & Capital Markets	17,667	16,156
Strategic Resolution Unit [1]	–	20,874
Adjustments [2]	120,343	107,564
Total assets	786,828	772,069
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

5 Net interest income
in	6M19	6M18
Net interest income (CHF million)
Loans	3,646	3,285
Investment securities	5	30
Trading assets	3,746	3,540
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,560	1,363
Other	1,519	1,328
Interest and dividend income	10,476	9,546
Deposits	(1,593)	(1,038)
Short-term borrowings	(218)	(210)
Trading liabilities	(1,783)	(2,004)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(938)	(876)
Long-term debt	(1,788)	(1,828)
Other	(601)	(347)
Interest expense	(6,921)	(6,303)
Net interest income	3,555	3,243
6 Commissions and fees
in	6M19	6M18
Commissions and fees (CHF million)
Lending business	827	984
Investment and portfolio management	1,612	1,693
Other securities business	46	44
Fiduciary business	1,658	1,737
Underwriting	861	983
Brokerage	1,435	1,556
Underwriting and brokerage	2,296	2,539
Other services	702	866
Commissions and fees	5,483	6,126
7 Trading revenues
in	6M19	6M18
Trading revenues (CHF million)
Interest rate products	94	559
Foreign exchange products	(276)	152
Equity/index-related products	924	336
Credit products	(130)	99
Commodity and energy products	84	39
Other products	391	(137)
Trading revenues	1,087	1,048
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

8 Other revenues
in	6M19	6M18
Other revenues (CHF million)
Loans held-for-sale	(16)	11
Long-lived assets held-for-sale	103	16
Equity method investments	109	119
Other investments	222	188
Other	568	445
Other revenues	986	779
9 Provision for credit losses
in	6M19	6M18
Provision for credit losses (CHF million)
Provision for loan losses	90	96
Provision for lending-related and other exposures	16	25
Provision for credit losses	106	121
10 Compensation and benefits
in	6M19		6M18
Compensation and benefits (CHF million)
Salaries and variable compensation	3,900		3,943
Social security	301		315
Other	408	[1]	443
Compensation and benefits	4,609		4,701
1
Includes pension-related expenses of CHF 256 million and CHF 278 million in 6M19 and 6M18, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	6M19	6M18
General and administrative expenses (CHF million)
Occupancy expenses	478	435
IT, machinery, etc.	515	428
Provisions and losses	136	237
Travel and entertainment	151	164
Professional services	1,497	1,490
Amortization and impairment of other intangible assets	3	5
Other [1]	728	799
General and administrative expenses	3,508	3,558
1
Includes pension-related expenses/(credits) of CHF 5 million and CHF 15 million in 6M19 and 6M18, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
The Bank completed the three-year restructuring plan in connection with the implementation of the revised Bank strategy by the end of 2018. Restructuring expenses primarily included termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	6M18
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	55
International Wealth Management	54
Asia Pacific	26
Global Markets	98
Investment Banking & Capital Markets	61
Strategic Resolution Unit [1]	24
Corporate Center	1
Adjustments [2]	(62)
Total restructuring expenses	257
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa.
Restructuring expenses by type
in	6M18
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	180
of which severance expenses	119
of which accelerated deferred compensation	61
General and administrative-related expenses	77
Total restructuring expenses	257
Restructuring provision
	6M19					6M18
in	Compen- sation and benefits		General and administrative expenses		Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	152		190		342	191	110	301
Net additional charges [1]	–		–		–	119	73	192
Reclassifications	(152)	[2]	(190)	[3]	(342)	–	–	–
Utilization	–		–		–	(123)	(46)	(169)
Balance at end of period	0		0		0	187	137	324
1
The following items for which expense accretion was accelerated in 6M18 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 46 million; unsettled cash-based deferred compensation of CHF 15 million, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 4 million, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

2 In 6M19, CHF 97 million were transferred to litigation provisions and CHF 55 million were transferred to other liabilities.
3 In 6M19, CHF 167 million were transferred to right-of-use assets in accordance with ASU 2016-02 and CHF 23 million to other liabilities.

13 Revenue from contracts with customers
> Refer to “Note 14 – Revenue from contracts with customers” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 for further information.
Contracts with customers and disaggregation of revenues
in	6M19	6M18
Contracts with customers (CHF million)
Investment and portfolio management	1,612	1,693
Other securities business	46	44
Underwriting	861	983
Brokerage	1,433	1,560
Other services	745	966
Total revenues from contracts with customers	4,697	5,246
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
in / end of	2Q19	1Q19	4Q18
Contract balances (CHF million)
Contract receivables	931	858	789
Contract liabilities	63	58	56
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	10	7	16
The Bank’s contract terms are generally such that they do not result in any contract assets.
The Bank did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Bank to exclude from its remaining performance obligations disclosure of any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). The Bank determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 13 – Revenue from contracts with customers” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for further information.
14 Trading assets and liabilities
end of	6M19	2018
Trading assets (CHF million)
Debt securities	64,555	63,648	[1]
Equity securities	56,376	46,517
Derivative instruments [2]	19,561	18,402
Other	5,266	5,292
Trading assets	145,758	133,859	[1]
Trading liabilities (CHF million)
Short positions	28,535	26,948
Derivative instruments [2]	14,835	15,223
Trading liabilities	43,370	42,171
1
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

2 Amounts shown after counterparty and cash collateral netting.

Cash collateral on derivative instruments
end of	6M19	2018
Cash collateral on derivative instruments – netted (CHF million) [1]
Cash collateral paid	19,597	20,333
Cash collateral received	16,052	13,213
Cash collateral on derivative instruments – not netted (CHF million) [2]
Cash collateral paid	5,693	7,057
Cash collateral received	7,048	6,903
1 Recorded as cash collateral netting on derivative instruments in Note 23 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 19 – Other assets and other liabilities.
15 Investment securities
end of	6M19	2018	[1]
Investment securities (CHF million)
Securities available-for-sale	1,396	1,477
Total investment securities	1,396	1,477
1 Previously included residential and commercial mortgage-backed securities which have been reclassified to trading assets as these securities are carried at fair value under the fair value option.
Investment securities by type
	6M19				2018				[1]
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by foreign governments	749	12	0	761	821	7	0	828
Corporate debt securities	605	30	0	635	649	0	0	649
Debt securities available-for-sale	1,354	42	0	1,396	1,470	7	0	1,477
1 Previously included residential and commercial mortgage-backed securities which have been reclassified to trading assets as these securities are carried at fair value under the fair value option.
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	6M19	6M18
Additional information - debt securities (CHF million)
Proceeds from sales	4	255
Realized gains	0	8

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
6M19 (CHF million)
Due within 1 year	744	746	0.80
Due from 5 to 10 years	610	650	0.85
Total debt securities	1,354	1,396	0.82

16 Other investments
end of	6M19	2018
Other investments (CHF million)
Equity method investments	2,380	2,429
Equity securities (without a readily determinable fair value) [1]	1,356	1,202
of which at net asset value	620	526
of which at measurement alternative	254	227
of which at fair value	248	208
of which at cost less impairment	234	241
Real estate held-for-investment [2]	55	56
Life finance instruments [3]	1,155	1,137
Total other investments	4,946	4,824
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2 As of the end of 6M19 and 2018, real estate held for investment included foreclosed or repossessed real estate of CHF 3 million, all related to residential real estate.
3 Includes life settlement contracts at investment method and SPIA contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	6M19	Cumulative	6M18
Impairments and adjustments (CHF million)
Impairments and downward adjustments	0	(7)	(3)
Upward adjustments	11	11	0
> Refer to “Note 30 – Financial instruments” for further information on equity securities without a readily determinable fair value.
No impairments were recorded on real estate held-for-investment in 6M19 and 6M18.
Accumulated depreciation related to real estate held-for-investment amounted to CHF  28 million and CHF  27 million for 6M19 and 2018, respectively.

17 Loans, allowance for loan losses and credit quality
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for further information.
Loans
end of	6M19	2018
Loans (CHF million)
Mortgages	108,919	107,845
Loans collateralized by securities	44,317	42,034
Consumer finance	4,965	3,905
Consumer	158,201	153,784
Real estate	27,857	26,727
Commercial and industrial loans	88,274	86,165
Financial institutions	22,873	23,320
Governments and public institutions	4,066	3,893
Corporate & institutional	143,070	140,105
Gross loans	301,271	293,889
of which held at amortized cost	288,434	279,016
of which held at fair value	12,837	14,873
Net (unearned income)/deferred expenses	(109)	(113)
Allowance for loan losses	(881)	(901)
Net loans	300,281	292,875
Gross loans by location
Switzerland	169,068	165,184
Foreign	132,203	128,705
Gross loans	301,271	293,889
Impaired loans
Non-performing loans	1,183	1,203
Non-interest-earning loans	298	288
Total non-performing and non-interest-earning loans	1,481	1,491
Restructured loans	274	299
Potential problem loans	268	390
Total other impaired loans	542	689
Gross impaired loans	2,023	2,180

Allowance for loan losses by loan portfolio
	6M19			6M18
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	187	714	901	220	661	881
Net movements recognized in statements of operations	22	68	90	20	76	96
Gross write-offs	(48)	(93)	(141)	(39)	(81)	(120)
Recoveries	3	12	15	5	21	26
Net write-offs	(45)	(81)	(126)	(34)	(60)	(94)
Provisions for interest	5	16	21	6	9	15
Foreign currency translation impact and other adjustments, net	2	(7)	(5)	1	5	6
Balance at end of period	171	710	881	213	691	904
of which individually evaluated for impairment	130	445	575	172	473	645
of which collectively evaluated for impairment	41	265	306	41	218	259
Gross loans held at amortized cost (CHF million)
Balance at end of period	158,176	130,258	288,434	155,258	123,228	278,486
of which individually evaluated for impairment [1]	648	1,375	2,023	633	1,457	2,090
of which collectively evaluated for impairment	157,528	128,883	286,411	154,625	121,771	276,396
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
	6M19			6M18
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	[1]	Total
Loans held at amortized cost (CHF million)
Purchases [2]	0	977	977	0	1,034		1,034
Reclassifications from loans held-for-sale [3]	0	11	11	0	1		1
Reclassifications to loans held-for-sale [4]	0	1,748	1,748	1	1,216		1,217
Sales [4]	0	1,606	1,606	1	1,129		1,130
1 Prior period has been corrected.
2 Includes drawdowns under purchased loan commitments.
3 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
4 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
6M19 (CHF million)
Mortgages	98,707	9,844	368	108,919
Loans collateralized by securities	41,092	3,164	61	44,317
Consumer finance	2,252	2,518	170	4,940
Consumer	142,051	15,526	599	158,176
Real estate	19,909	6,898	130	26,937
Commercial and industrial loans	42,665	39,300	1,131	83,096
Financial institutions	16,729	2,125	87	18,941
Governments and public institutions	1,244	40	0	1,284
Corporate & institutional	80,547	48,363	1,348	130,258
Gross loans held at amortized cost	222,598	63,889	1,947	288,434
Value of collateral [1]	197,038	49,464	1,411	247,913
2018 (CHF million)
Mortgages	97,404	10,046	395	107,845
Loans collateralized by securities	39,281	2,676	77	42,034
Consumer finance	1,465	2,247	170	3,882
Consumer	138,150	14,969	642	153,761
Real estate	19,461	6,494	110	26,065
Commercial and industrial loans	41,352	37,633	1,256	80,241
Financial institutions	15,540	2,138	86	17,764
Governments and public institutions	1,132	53	0	1,185
Corporate & institutional	77,485	46,318	1,452	125,255
Gross loans held at amortized cost	215,635	61,287	2,094	279,016
Value of collateral [1]	192,617	47,999	1,444	242,060
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Bank's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days		31-60 days	61-90 days	More than 90 days		Total	Total
6M19 (CHF million)
Mortgages	108,394	141		80	36	268		525	108,919
Loans collateralized by securities	44,231	13		0	0	73		86	44,317
Consumer finance	4,226	463		47	50	154		714	4,940
Consumer	156,851	617		127	86	495		1,325	158,176
Real estate	26,633	133		40	66	65		304	26,937
Commercial and industrial loans	81,968	360		24	39	705		1,128	83,096
Financial institutions	18,586	264		1	4	86		355	18,941
Governments and public institutions	1,217	66		1	0	0		67	1,284
Corporate & institutional	128,404	823		66	109	856		1,854	130,258
Gross loans held at amortized cost	285,255	1,440		193	195	1,351		3,179	288,434
2018 (CHF million)
Mortgages	107,364	155		23	10	293		481	107,845
Loans collateralized by securities	41,936	21		0	0	77		98	42,034
Consumer finance	3,383	286		35	32	146		499	3,882
Consumer	152,683	462		58	42	516		1,078	153,761
Real estate	25,914	63		4	0	84		151	26,065
Commercial and industrial loans	78,919	378		96	82	766		1,322	80,241
Financial institutions	17,593	66	[1]	19	3	83	[1]	171	17,764
Governments and public institutions	1,172	13		0	0	0		13	1,185
Corporate & institutional	123,598	520		119	85	933		1,657	125,255
Gross loans held at amortized cost	276,281	982		177	127	1,449		2,735	279,016
1 Prior period has been corrected.
Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
6M19 (CHF million)
Mortgages	318	14	332	26	38	64	396	[1]
Loans collateralized by securities	61	13	74	0	0	0	74
Consumer finance	171	6	177	0	1	1	178
Consumer	550	33	583	26	39	65	648
Real estate	86	4	90	0	44	44	134
Commercial and industrial loans	503	219	722	248	183	431	1,153
Financial institutions	44	42	86	0	2	2	88
Corporate & institutional	633	265	898	248	229	477	1,375
Gross impaired loans	1,183	298	1,481	274	268	542	2,023
2018 (CHF million)
Mortgages	304	12	316	34	72	106	422	[1]
Loans collateralized by securities	62	13	75	0	3	3	78
Consumer finance	170	6	176	0	1	1	177
Consumer	536	31	567	34	76	110	677
Real estate	80	4	84	0	38	38	122
Commercial and industrial loans	547	211	758	265	272	537	1,295
Financial institutions	40	42	82	0	4	4	86
Corporate & institutional	667	257	924	265	314	579	1,503
Gross impaired loans	1,203	288	1,491	299	390	689	2,180
1
As of the end of 6M19 and 2018, CHF 136 million and CHF 123 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
	6M19			2018
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
CHF million
Mortgages	313	297	22	278	262	21
Loans collateralized by securities	74	63	18	77	63	35
Consumer finance	175	153	90	174	154	90
Consumer	562	513	130	529	479	146
Real estate	87	79	10	82	73	10
Commercial and industrial loans	774	745	365	761	730	400
Financial institutions	87	82	70	86	84	51
Corporate & institutional	948	906	445	929	887	461
Gross impaired loans with a specific allowance	1,510	1,419	575	1,458	1,366	607
Mortgages	83	83	–	144	144	–
Loans collateralized by securities	0	0	–	1	1	–
Consumer finance	3	3	–	3	3	–
Consumer	86	86	–	148	148	–
Real estate	47	47	–	40	40	–
Commercial and industrial loans	379	379	–	534	534	–
Financial institutions	1	1	–	0	0	–
Corporate & institutional	427	427	–	574	574	–
Gross impaired loans without specific allowance	513	513	–	722	722	–
Gross impaired loans	2,023	1,932	575	2,180	2,088	607
of which consumer	648	599	130	677	627	146
of which corporate & institutional	1,375	1,333	445	1,503	1,461	461

Gross impaired loan detail (continued)
	6M19			6M18
in	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
CHF million
Mortgages	264	1	1	260	1	0
Loans collateralized by securities	70	0	0	101	1	1
Consumer finance	173	1	0	177	1	1
Consumer	507	2	1	538	3	2
Real estate	71	1	1	90	0	0
Commercial and industrial loans	820	9	1	915	9	4
Financial institutions	91	1	0	46	0	0
Governments and public institutions	0	0	0	1	0	0
Corporate & institutional	982	11	2	1,052	9	4
Gross impaired loans with a specific allowance	1,489	13	3	1,590	12	6
Mortgages	143	2	0	97	2	0
Consumer finance	4	0	0	3	0	0
Consumer	147	2	0	100	2	0
Real estate	42	0	0	3	1	0
Commercial and industrial loans	424	5	1	300	5	0
Financial institutions	8	0	0	0	0	0
Corporate & institutional	474	5	1	303	6	0
Gross impaired loans without specific allowance	621	7	1	403	8	0
Gross impaired loans	2,110	20	4	1,993	20	6
of which consumer	654	4	1	638	5	2
of which corporate & institutional	1,456	16	3	1,355	15	4
Restructured loans held at amortized cost
	6M19			6M18
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	1	7	7	5	29	29
Commercial and industrial loans	6	14	14	3	15	14
Total	7	21	21	8	44	43
Restructured loans held at amortized cost that defaulted within 12 months from restructuring
	6M19		6M18
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	1	13	0	0
Commercial and industrial loans	0	0	8	76
Total	1	13	8	76
In 6M19, the loan modifications of the Bank included interest rate concessions and extended loan repayment terms including the suspension of amortizations.

18 Goodwill
6M19	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Bank	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	597	1,531	2,053	2,838	916	7,947
Foreign currency translation impact	(3)	(13)	(10)	(1)	(4)	(31)
Balance at end of period	594	1,518	2,043	2,837	912	7,916
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	3,891
Balance at end of period	0	0	772	2,719	388	3,891
Net book value (CHF million)
Net book value	594	1,518	1,271	118	524	4,025
1
Gross amounts include goodwill of CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

> Refer to “Note 19 – Goodwill” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 for further information.

19 Other assets and other liabilities
end of	6M19	2018
Other assets (CHF million)
Cash collateral on derivative instruments	5,693	7,057
Cash collateral on non-derivative transactions	414	465
Derivative instruments used for hedging	99	33
Assets held-for-sale	7,005	6,744
of which loans [1]	6,929	6,630
of which real estate [2]	45	54
of which long-lived assets	31	60
Premises, equipment and right-of-use assets [3]	6,586	4,530
Assets held for separate accounts	119	125
Interest and fees receivable	5,920	5,506
Deferred tax assets	4,725	4,887
Prepaid expenses	373	560
of which cloud computing arrangement implementation costs	8	–
Failed purchases	1,271	1,283
Defined benefit pension and post-retirement plan assets	999	1,001
Other	3,889	4,482
Other assets	37,093	36,673
Other liabilities (CHF million)
Cash collateral on derivative instruments	7,048	6,903
Cash collateral on non-derivative transactions	120	514
Derivative instruments used for hedging	11	8
Operating leases liabilities	2,311	–
Provisions	863	920
of which off-balance sheet risk	153	151
Restructuring liabilities	–	342
Liabilities held for separate accounts	119	125
Interest and fees payable	6,138	5,521
Current tax liabilities	1,120	907
Deferred tax liabilities	246	268
Failed sales	731	2,187
Defined benefit pension and post-retirement plan liabilities	510	518
Other	10,184	12,114
Other liabilities	29,401	30,327
1 Included as of the end of 6M19 and 2018 were CHF 717 million and CHF 687 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 6M19 and 2018, real estate held-for-sale included foreclosed or repossessed real estate of CHF 11 million and CHF 13 million, respectively, of which CHF  8 million and CHF 10 million, respectively, were related to residential real estate.

3 Premises and equipment were previously presented separately in the consolidated balance sheet.
Premises, equipment and right-of-use assets
end of	6M19	2018
Premises and equipment (CHF million)
Buildings and improvements	1,560	1,595
Land	335	347
Leasehold improvements	1,711	1,752
Software	6,022	5,715
Equipment	1,114	1,136
Premises and equipment	10,742	10,545
Accumulated depreciation	(6,313)	(6,015)
Total premises and equipment, net	4,429	4,530
Right-of-use assets (CHF million)
Operating leases	2,157	–
Right-of-use assets	2,157	–
Total premises, equipment and right-of-use assets	6,586	4,530

20 Leases
> Refer to “Note 21 – Leases” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 for further information.
Lessee arrangements
Lease costs
in	6M19
Lease costs (CHF million)
Operating lease costs	174
Variable lease costs	11
Sublease income	(44)
Total lease costs	141
Other information pertaining to leases
in	6M19
Other information (CHF million)
Gains/(losses) on sale and leaseback transactions	105
Cash paid for amounts included in the measurement of operating lease liabilities recorded in operating cash flows	(212)
Right-of-use assets obtained in exchange of new operating lease liabilities [1]	68
Changes to right-of-use assets due to lease modifications for operating leases	(15)
1 Includes right-of-use assets relating to changes in classification of scope of variable interest entities.
Weighted average remaining lease term and discount rate
end of	6M19
Operating leases
Remaining lease term (years)	11.18
Discount rate (%)	3.21
Maturity of operating lease liabilities
end of	6M19
Maturity (CHF million)
Due within 1 year	415
Due between 1 and 2 years	353
Due between 2 and 3 years	281
Due between 3 and 4 years	251
Due between 4 and 5 years	221
Thereafter	1,270
Total	2,791
Future interest payable	(480)
Lease liabilities	2,311
Maturity of operating lease commitments
end of	4Q18
Maturity (CHF million)
2019	435
2020	416
2021	314
2022	286
2023	256
Thereafter	1,479
Future operating lease commitments	3,186
Less minimum non-cancellable sublease rentals	(436)
Total net future minimum lease commitments	2,750
Lessor arrangements
Lease income
in	6M19
Lease income (CHF million)
Interest income on sales-type lease receivables	2
Interest income on direct financing lease receivables	53
Lease income from operating leases	44
Variable lease income	3
Total lease income	102
Net investment in leases
end of 6M19	Sales- type leases	Direct financing leases
Net investment (CHF million)
Lease receivables	169	3,414
Impairment recognized	(1)	(21)
Total net investment	168	3,393
Maturities relating to lessor arrangements
end of 6M19	Sales- type leases	Direct financing leases	Operating leases
Maturity (CHF million)
Due within 1 year	75	1,323	50
Due between 1 and 2 years	44	908	40
Due between 2 and 3 years	31	727	37
Due between 3 and 4 years	21	531	36
Due between 4 and 5 years	10	193	36
Thereafter	11	269	203
Total	192	3,951	402
Future interest receivable	(23)	(537)	–
Lease receivables	169	3,414	–

21 Long-term debt
Long-term debt
end of	6M19	2018
Long-term debt (CHF million)
Senior	138,421	136,445
Subordinated	16,526	15,224
Non-recourse liabilities from consolidated VIEs	2,071	1,764
Long-term debt	157,018	153,433
of which reported at fair value	70,703	63,027
of which structured notes	51,145	48,064
Structured notes by product
end of	6M19	2018
Structured notes by product (CHF million)
Equity	32,149	30,698
Fixed income	14,893	13,128
Credit	3,695	3,898
Other	408	340
Total structured notes	51,145	48,064
22 Accumulated other comprehensive income
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
6M19 (CHF million)
Balance at beginning of period	(58)	(13,573)	9	(350)	(8)	(860)	(14,840)
Increase/(decrease)	93	(384)	27	0	0	(1,349)	(1,613)
Reclassification adjustments, included in net income/(loss)	0	0	0	8	0	111	119
Cumulative effect of accounting changes, net of tax [1]	0	0	0	(42)	0	(22)	(64)
Total increase/(decrease)	93	(384)	27	(34)	0	(1,260)	(1,558)
Balance at end of period	35	(13,957)	36	(384)	(8)	(2,120)	(16,398)
6M18 (CHF million)
Balance at beginning of period	(51)	(13,248)	48	(381)	2	(2,302)	(15,932)
Increase/(decrease)	(113)	57	(6)	(7)	0	956	887
Reclassification adjustments, included in net income/(loss)	70	(2)	(7)	22	0	35	118
Cumulative effect of accounting changes, net of tax	0	0	(22)	0	0	0	(22)
Total increase/(decrease)	(43)	55	(35)	15	0	991	983
Balance at end of period	(94)	(13,193)	13	(366)	2	(1,311)	(14,949)
1 Reflects the reclassification from AOCI to retained earnings as a result of the adoption of ASU 2018-02. Refer to "Note 2 - Recently issued accounting standards" for further information.
Details on significant reclassification adjustments
in	6M19	6M18
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	0	(2)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	10	26
Tax expense/(benefit)	(2)	(4)
Net of tax	8	22
1 These components are included in the computation of total benefit costs. Refer to "Note 26 – Pension and other post-retirement benefits" for further information.

23 Offsetting of financial assets and financial liabilities
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 for further information.
Offsetting of derivatives
	6M19		2018
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	5.1	4.2	5.5	4.8
OTC	73.4	68.4	63.4	60.7
Exchange-traded	0.4	0.4	0.2	0.3
Interest rate products	78.9	73.0	69.1	65.8
OTC-cleared	0.2	0.2	0.1	0.2
OTC	22.3	26.8	26.9	31.2
Foreign exchange products	22.5	27.0	27.0	31.4
OTC	10.7	9.2	10.2	10.3
Exchange-traded	11.1	12.3	11.8	14.2
Equity/index-related products	21.8	21.5	22.0	24.5
OTC-cleared	3.4	3.5	1.5	1.6
OTC	3.5	4.7	3.8	4.9
Credit derivatives	6.9	8.2	5.3	6.5
OTC	1.2	0.7	1.3	0.5
Other products [1]	1.2	0.7	1.3	0.5
OTC-cleared	8.7	7.9	7.1	6.6
OTC	111.1	109.8	105.6	107.6
Exchange-traded	11.5	12.7	12.0	14.5
Total gross derivatives subject to enforceable master netting agreements	131.3	130.4	124.7	128.7
Offsetting (CHF billion)
OTC-cleared	(7.2)	(6.7)	(6.0)	(5.8)
OTC	(97.7)	(101.4)	(92.5)	(99.1)
Exchange-traded	(11.1)	(11.3)	(11.6)	(12.5)
Offsetting	(116.0)	(119.4)	(110.1)	(117.4)
of which counterparty netting	(99.9)	(99.9)	(96.9)	(96.9)
of which cash collateral netting	(16.1)	(19.5)	(13.2)	(20.5)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.5	1.2	1.1	0.8
OTC	13.4	8.4	13.1	8.5
Exchange-traded	0.4	1.4	0.4	2.0
Total net derivatives subject to enforceable master netting agreements	15.3	11.0	14.6	11.3
Total derivatives not subject to enforceable master netting agreements [2]	4.4	3.8	3.8	3.9
Total net derivatives presented in the consolidated balance sheets	19.7	14.8	18.4	15.2
of which recorded in trading assets and trading liabilities	19.6	14.8	18.4	15.2
of which recorded in other assets and other liabilities	0.1	0.0	0.0	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	6M19				2018
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	83.0	(13.6)	69.4		86.6	(20.9)	65.7
Securities borrowing transactions	15.1	(0.8)	14.3		12.6	(2.2)	10.4
Total subject to enforceable master netting agreements	98.1	(14.4)	83.7		99.2	(23.1)	76.1
Total not subject to enforceable master netting agreements [1]	29.8	–	29.8		41.0	–	41.0
Total	127.9	(14.4)	113.5	[2]	140.2	(23.1)	117.1	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 82,286 million and CHF 81,818 million of the total net amount as of the end of 6M19 and 2018, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
	6M19				2018
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	27.8	(14.4)	13.4		42.3	(22.5)	19.8
Securities lending transactions	3.9	0.0	3.9		4.2	(0.6)	3.6
Obligation to return securities received as collateral, at fair value	44.6	0.0	44.6		39.4	0.0	39.4
Total subject to enforceable master netting agreements	76.3	(14.4)	61.9		85.9	(23.1)	62.8
Total not subject to enforceable master netting agreements [1]	2.4	–	2.4		3.5	–	3.5
Total	78.7	(14.4)	64.3		89.4	(23.1)	66.3
of which securities sold under repurchase agreements and securities lending transactions	33.3	(14.4)	18.9	[2]	47.7	(23.1)	24.6	[2]
of which obligation to return securities received as collateral, at fair value	45.4	0.0	45.4		41.7	0.0	41.7
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 9,304 million and CHF 14,828 million of the total net amount as of the end of 6M19 and 2018, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
	6M19						2018
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	15.3	4.9		0.0		10.4	14.6	4.5		0.1		10.0
Securities purchased under resale agreements	69.4	69.4		0.0		0.0	65.7	65.7		0.0		0.0
Securities borrowing transactions	14.3	13.7		0.0		0.6	10.4	10.0		0.0		0.4
Total financial assets subject to enforceable master netting agreements	99.0	88.0		0.0		11.0	90.7	80.2		0.1		10.4
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	11.0	1.4		0.0		9.6	11.3	1.4		0.0		9.9
Securities sold under repurchase agreements	13.4	13.4		0.0		0.0	19.8	19.7		0.1		0.0
Securities lending transactions	3.9	3.5		0.0		0.4	3.6	3.2		0.0		0.4
Obligation to return securities received as collateral, at fair value	44.6	37.8		0.0		6.8	39.4	34.3		0.0		5.1
Total financial liabilities subject to enforceable master netting agreements	72.9	56.1		0.0		16.8	74.1	58.6		0.1		15.4
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

24 Tax
The 6M19 income tax expense of CHF 701 million includes the impact of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2019, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF  11.3 billion which are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Bank is currently subject to ongoing tax audits. inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF  187 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2014; the UK – 2012; Switzerland – 2011; the US – 2010; and the Netherlands – 2006.
Effective tax rate
in	6M19	6M18
Effective tax rate (%)	31.0	33.3
Tax expense reconciliation
in	6M19
CHF million
Income tax expense computed at the statutory tax rate of 22%	497
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(22)
Other non-deductible expenses	146
Changes in deferred tax valuation allowance	(24)
Lower taxed income	(47)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	33
Other	118
Income tax expense	701
Foreign tax rate differential
6M19 included a foreign tax benefit of CHF  22 million mainly driven by losses made in higher tax jurisdictions, such as the UK, partially offset by earnings in higher tax jurisdictions, such as the US.
Other non-deductible expenses
6M19 included the net impact of CHF  123 million relating to non-deductible interest expenses (including a benefit of CHF  60 million from a previously unrecognized tax benefit) and non-deductible bank levy costs The remaining balance included CHF  13 million relating to a litigation matter and various smaller items relating to other non-deductible expenses.
Changes in deferred tax valuation allowance
6M19 included the impact of the estimated current year earnings, resulting in a decrease of valuation allowances of CHF  61 million mainly in respect of one of the Bank’s operating entities in the UK and an increase of valuation allowances of CHF  37 million mainly in respect of two of the Bank’s operating entities in the US and the UK.
Lower taxed income
6M19 primarily included the impacts of CHF  24 million related to non-taxable life insurance income and CHF  23 million related to non-taxable dividend income.
Other
6M19 included a tax charge of CHF  62 million relating to the tax impact of transitional adjustments arising on the first adoption of IFRS 9 for own credit movements, CHF  51 million relating to the US base erosion and anti-abuse tax (BEAT), CHF  26 million relating to withholding taxes and CHF  14 million relating to a prior year adjustment. This was partially offset by CHF  44 million relating to a beneficial earnings mix in one of the Bank’s operating entities in Switzerland and CHF  12 million relating to the release of previously unrecognized tax benefits.
Net deferred tax assets
end of	6M19	2018
Net deferred tax assets (CHF million)
Deferred tax assets	4,725	4,887
of which net operating losses	1,655	1,632
of which deductible temporary differences	3,070	3,255
Deferred tax liabilities	(246)	(268)
Net deferred tax assets	4,479	4,619
25 Employee deferred compensation
> Refer to “Note 26 – Employee deferred compensation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 and “Note 28 – Employee deferred compensation” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for further information.
Deferred compensation expense
in	6M19	6M18
Deferred compensation expense (CHF million)
Share awards	294	270
Performance share awards	223	195
Contingent Capital Awards	156	92
Contingent Capital share awards	0	1
Other cash awards	173	157	[1]
Total deferred compensation expense	846	715	[1]
1 Prior period has been restated.
Estimated unrecognized deferred compensation
end of	6M19
Estimated unrecognized compensation expense (CHF million)
Share awards	758
Performance share awards	419
Contingent Capital Awards	280
Other cash awards	269
Total	1,726

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
6M19 activity
In 6M19, the Bank granted share awards, performance share awards and Contingent Capital Awards (CCA) as part of the 2018 deferred variable compensation. Expense recognition for these awards began in 6M19 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 6M19, the Bank granted 61.1 million share awards at a weighted-average share price of CHF  11.16. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK Prudential Regulatory Authority (PRA) Remuneration Code or similar regulations in other jurisdictions. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards.
Performance share awards
In 6M19, the Bank granted 44.7 million performance share awards at a weighted-average share price of CHF  11.60. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 6M19, the Bank awarded CHF  289 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code or similar regulations in other jurisdictions, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.
Other cash awards
In 6M19, the Bank awarded deferred fixed cash compensation of CHF  58 million to certain employees in the Americas. This compensation will be expensed in the Global Markets division over a three-year period from the grant date. Amortization of this compensation totaled CHF  13 million in 6M19.

Share-based award activity
	6M19
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share award
Share-based award activities
Balance at beginning of period	77.1	50.0	2.7
Granted	61.1	44.7	0.0
Settled	(32.7)	(19.2)	(2.6)
Forfeited	(1.7)	(0.9)	0.0
Balance at end of period	103.8	74.6	0.1
of which vested	8.9	6.6	0.1
of which unvested	94.9	68.0	0.0
26 Pension and other post-retirement benefits
> Refer to “Note 27 – Pension and other post-retirement benefits” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 and “Note 30 – Pension and other post-retirement benefits” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for further information.
The Bank contributed and recognized expenses of CHF  248 million and CHF  270 million related to its defined contribution pension plans in 6M19 and 6M18, respectively.
The Bank expects to contribute CHF  29 million to the international single-employer defined benefit pension plans and other post-retirement defined benefit plans in 2019. As of the end of 6M19, CHF  15 million of contributions had been made.
Components of net periodic benefit costs
in	6M19	6M18
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	8	8
Interest costs on benefit obligation	50	47
Expected return on plan assets	(55)	(58)
Amortization of recognized actuarial losses	10	26
Net periodic benefit costs	13	23
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or, until the end of 2018, in restructuring expenses.

27 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 30 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 6M19	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,664.3	2.0	1.9	0.0	0.0	0.0
Swaps	11,950.8	56.8	51.0	101.8	0.2	0.1
Options bought and sold (OTC)	1,749.7	20.7	20.2	0.0	0.0	0.0
Futures	305.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	232.5	0.4	0.4	0.0	0.0	0.0
Interest rate products	22,902.6	79.9	73.5	101.8	0.2	0.1
Forwards	1,080.0	7.3	8.2	12.5	0.1	0.1
Swaps	426.5	12.8	16.0	0.0	0.0	0.0
Options bought and sold (OTC)	319.1	3.2	3.7	0.0	0.0	0.0
Futures	7.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,833.0	23.3	27.9	12.5	0.1	0.1
Forwards	0.8	0.1	0.0	0.0	0.0	0.0
Swaps	162.8	4.3	4.1	0.0	0.0	0.0
Options bought and sold (OTC)	234.5	8.1	6.6	0.0	0.0	0.0
Futures	48.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	423.0	11.2	12.5	0.0	0.0	0.0
Equity/index-related products	869.9	23.7	23.2	0.0	0.0	0.0
Credit derivatives [2]	493.5	7.1	8.5	0.0	0.0	0.0
Forwards	11.2	0.2	0.1	0.0	0.0	0.0
Swaps	11.7	1.0	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	10.8	0.2	0.2	0.0	0.0	0.0
Futures	11.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.5	0.0	0.0	0.0	0.0	0.0
Other products [3]	47.0	1.4	0.9	0.0	0.0	0.0
Total derivative instruments	26,146.0	135.4	134.0	114.3	0.3	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 26,260.3 billion, CHF 135.7 billion and CHF 134.2 billion, respectively, as of June 30, 2019.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading				Hedging				[1]
end of 2018	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,477.7		3.6	3.7	0.0		0.0	0.0
Swaps	13,161.7	[2]	49.0	45.4	104.4	[2]	0.1	0.2
Options bought and sold (OTC)	2,027.6		17.0	17.1	0.0		0.0	0.0
Futures	256.8		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	111.1		0.3	0.3	0.0		0.0	0.0
Interest rate products	23,034.9	[2]	69.9	66.5	104.4	[2]	0.1	0.2
Forwards	1,124.5		9.5	10.5	12.0		0.1	0.1
Swaps	456.6		14.4	17.4	0.0		0.0	0.0
Options bought and sold (OTC)	313.0		3.9	4.3	0.0		0.0	0.0
Futures	10.7		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	1.3		0.0	0.0	0.0		0.0	0.0
Foreign exchange products	1,906.1		27.8	32.2	12.0		0.1	0.1
Forwards	0.7		0.2	0.1	0.0		0.0	0.0
Swaps	152.9		4.1	5.0	0.0		0.0	0.0
Options bought and sold (OTC)	212.3		7.3	6.7	0.0		0.0	0.0
Futures	39.2		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	356.7		11.9	14.4	0.0		0.0	0.0
Equity/index-related products	761.8		23.5	26.2	0.0		0.0	0.0
Credit derivatives [3]	469.4		5.4	6.6	0.0		0.0	0.0
Forwards	8.2		0.1	0.1	0.0		0.0	0.0
Swaps	13.5		1.5	0.6	0.0		0.0	0.0
Options bought and sold (OTC)	9.5		0.1	0.1	0.0		0.0	0.0
Futures	9.3		0.0	0.0	0.0		0.0	0.0
Options bought and sold (exchange-traded)	1.9		0.0	0.0	0.0		0.0	0.0
Other products [4]	42.4		1.7	0.8	0.0		0.0	0.0
Total derivative instruments	26,214.6	[2]	128.3	132.3	116.4	[2]	0.2	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 26,331.0 billion, CHF 128.5 billion and CHF 132.6 billion, respectively, as of December 31, 2018.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been corrected
3 Primarily credit default swaps.
4 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” for further information on the offsetting of derivative instruments.
Gains or losses on fair value hedges
	6M19	6M18
in	Interest and dividend income	Trading revenues
Interest rate products (CHF million)
Hedged items	(1,698)	790
Derivatives designated as hedging instruments	1,580	(755)
Net gains/(losses) on the ineffective portion	–	35
As a result of the adoption of ASU2017-12 on January 1, 2019 the gains/(losses) on interest rate risk hedges are included in interest and dividend income while, in prior periods they were recorded in trading revenue. Additionally, the gains/(losses) on the ineffective portion are no longer separately measured and reported. The accrued interest on fair value hedges is recorded in interest and dividend income and is excluded from this table.

Hedged items in fair value hedges
	6M19
	Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Disconti- nued hedges	[2]
Assets and liabilities (CHF billion)
Net loans	15.6	0.4		0.8
Long-term debt	70.3	1.8		(0.1)
1 Relates to cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	6M19	6M18
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivative	120	(92)
Gains/(losses) reclassified from AOCI into interest and dividend income	2	(40)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(1)	(73)
Trading revenues	4	(39)
Total other operating expenses	(6)	0
Total gains/(losses) reclassified from AOCI into income	(2)	(39)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	(7)	–
Interest rate and foreign exchange products (CHF million)
Net gains/(losses) on the ineffective portions	–	(2)	[2]
As a result of the adoption of ASU2017-12 on January 1, 2019 the gains/(losses) on the ineffective portion are no longer separately measured and reported.
1 Related to the forward points of a foreign currency forward.
2 Included in trading revenues.
As of the end of 6M19, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was one year.
The net gain associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF  7 million.
Net investment hedges
in	6M19	6M18
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	(119)	158
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	6M19				2018
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.1	0.1	0.3	3.5	3.6	0.1	0.3	4.0
Collateral posted	2.8	0.1	–	2.9	3.4	0.1	–	3.5
Impact of a one-notch downgrade event	0.1	0.1	0.0	0.2	0.2	0.0	0.0	0.2
Impact of a two-notch downgrade event	0.3	0.1	0.0	0.4	0.9	0.0	0.1	1.0
Impact of a three-notch downgrade event	1.0	0.1	0.1	1.2	1.0	0.1	0.2	1.3
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF  9.5 billion and CHF  9.7 billion as of the end of 6M19 and 2018, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	6M19							2018
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(50.7)	46.5		(4.2)	10.3		0.4	(46.0)	43.1		(2.9)	11.8		0.2
Non-investment grade	(30.8)	27.9		(2.9)	20.5		0.1	(26.2)	24.3		(1.9)	17.7		(0.2)
Total single-name instruments	(81.5)	74.4		(7.1)	30.8		0.5	(72.2)	67.4		(4.8)	29.5		0.0
of which sovereign	(16.6)	14.4		(2.2)	4.6		0.0	(16.4)	15.0		(1.4)	5.5		(0.1)
of which non-sovereign	(64.9)	60.0		(4.9)	26.2		0.5	(55.8)	52.4		(3.4)	24.0		0.1
Multi-name instruments (CHF billion)
Investment grade [2]	(102.0)	98.4		(3.6)	34.9		0.3	(102.9)	102.4		(0.5)	25.1		(0.8)
Non-investment grade	(27.8)	25.6		(2.2)	8.6	[3]	0.9	(26.5)	25.3		(1.2)	8.4	[3]	0.1
Total multi-name instruments	(129.8)	124.0		(5.8)	43.5		1.2	(129.4)	127.7		(1.7)	33.5		(0.7)
of which sovereign	(0.2)	0.2		0.0	0.0		0.0	(0.2)	0.2		0.0	0.0		0.0
of which non-sovereign	(129.6)	123.8		(5.8)	43.5		1.2	(129.2)	127.5		(1.7)	33.5		(0.7)
Total instruments (CHF billion)
Investment grade [2]	(152.7)	144.9		(7.8)	45.2		0.7	(148.9)	145.5		(3.4)	36.9		(0.6)
Non-investment grade	(58.6)	53.5		(5.1)	29.1		1.0	(52.7)	49.6		(3.1)	26.1		(0.1)
Total instruments	(211.3)	198.4		(12.9)	74.3		1.7	(201.6)	195.1		(6.5)	63.0		(0.7)
of which sovereign	(16.8)	14.6		(2.2)	4.6		0.0	(16.6)	15.2		(1.4)	5.5		(0.1)
of which non-sovereign	(194.5)	183.8		(10.7)	69.7		1.7	(185.0)	179.9		(5.1)	57.5		(0.6)
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	6M19	2018
Credit derivatives (CHF billion)
Credit protection sold	211.3	201.6
Credit protection purchased	198.4	195.1
Other protection purchased	74.3	63.0
Other instruments [1]	9.5	9.7
Total credit derivatives	493.5	469.4
1 Consists of total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
6M19 (CHF billion)
Single-name instruments	15.7	60.9	4.9	81.5
Multi-name instruments	28.4	82.7	18.7	129.8
Total instruments	44.1	143.6	23.6	211.3
2018 (CHF billion)
Single-name instruments	13.1	54.9	4.2	72.2
Multi-name instruments	28.8	80.6	20.0	129.4
Total instruments	41.9	135.5	24.2	201.6

28 Guarantees and commitments
> Refer to “Note 29 – Guarantees and commitments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 and to “Note 32 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for further information.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
6M19 (CHF million)
Credit guarantees and similar instruments	2,455	897	3,352	3,239		12	1,650
Performance guarantees and similar instruments	5,030	1,967	6,997	6,169		32	2,847
Derivatives [2]	12,160	7,668	19,828	19,828		418	–	[3]
Other guarantees	4,806	1,798	6,604	6,531		62	4,102
Total guarantees	24,451	12,330	36,781	35,767		524	8,599
2018 (CHF million)
Credit guarantees and similar instruments	2,229	1,059	3,288	3,199		14	1,752
Performance guarantees and similar instruments	5,008	2,136	7,144	6,278		44	3,153
Derivatives [2]	17,594	6,029	23,623	23,623		919	–	[3]
Other guarantees	4,325	2,562	6,887	6,814		56	4,169
Total guarantees	29,156	11,786	40,942	39,914		1,033	9,074
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not considered significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2018 to June 30, 2019 was CHF  0.5 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2019 to June 30, 2020, the Bank’s share in this deposit insurance guarantee program based on FINMA’s estimate will be CHF  0.5 billion.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
> Refer to “Note 29 – Guarantees and commitments” in III – Consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 and to “Note 32 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for further information.

Other commitments
	6M19							2018
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,015	167	4,182		4,097		2,926	5,056	182	5,238		5,077		3,651
Irrevocable loan commitments	29,424	93,285	122,709	[2]	117,513		61,530	26,882	89,191	116,073	[2]	111,967		57,153
Forward reverse repurchase agreements	133	0	133		133		133	31	0	31		31		31
Other commitments	411	124	535		535		0	329	163	492		492		4
Total other commitments	33,983	93,576	127,559		122,278		64,589	32,298	89,536	121,834		117,567		60,839
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 121,485 million and CHF 113,593 million of unused credit limits as of the end of 6M19 and 2018, respectively, which were revocable at the Bank's sole discretion upon notice to the client. The prior period has been adjusted to the current presentation.

29 Transfers of financial assets and variable interest entities
> Refer to “Note 30 – Transfers of financial assets and variable interest entities“ in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 and “Note 33 – Transfers of financial assets and variable interest entities“ in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for further information.
Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M19 and 6M18 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank maintained continuing involvement from the time of the transaction, regardless of when the securitization occurred.
Securitizations
in	6M19	6M18
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(1)	7
Proceeds from transfer of assets	3,632	3,568
Cash received on interests that continue to be held	19	23
RMBS
Net gain/(loss) [1]	(4)	(4)
Proceeds from transfer of assets	8,045	16,765
Purchases of previously transferred financial assets or its underlying collateral	(1)	(1)
Servicing fees	1	1
Cash received on interests that continue to be held	116	406
Other asset-backed financings
Net gain [1]	48	58
Proceeds from transfer of assets	4,801	3,950
Purchases of previously transferred financial assets or its underlying collateral	(389)	(232)
Fees [2]	74	67
Cash received on interests that continue to be held	3	1
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 6M19 and 2018, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M19	2018
CHF million
CMBS
Principal amount outstanding	21,607	25,330
Total assets of SPE	31,491	35,760
RMBS
Principal amount outstanding	48,923	40,253
Total assets of SPE	49,857	41,242
Other asset-backed financings
Principal amount outstanding	22,782	23,036
Total assets of SPE	47,272	47,542
Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 30 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M19							6M18
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			281				885			463				2,626
of which level 2			264				826			463				2,542
of which level 3			17				59			0				84
Weighted-average life, in years			4.1				4.7			5.7				7.6
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	2.0	–	37.3			–	[2]	5.5	–	13.5
Cash flow discount rate (rate per annum), in % [3]	2.5	–	8.3		2.3	–	11.6	3.6	–	9.8		3.0	–	13.2
Expected credit losses (rate per annum), in % [4]	1.3	–	5.8		1.7	–	3.4	1.8	–	1.8		2.8	–	5.5
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 6M19 and 2018.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	6M19											2018
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			583				1,439			1,154				805				2,006			226
of which non-investment grade			176				209			20				112				307			26
Weighted-average life, in years			3.7				5.0			1.7				5.7				7.9			5.6
Prepayment speed assumption (rate per annum), in % [3]			–		3.0	–	37.3			–				–		2.0	–	20.0			–
Impact on fair value from 10% adverse change			–				(25.5)			–				–				(22.3)			–
Impact on fair value from 20% adverse change			–				(49.1)			–				–				(43.2)			–
Cash flow discount rate (rate per annum), in % [4]	2.4	–	23.6		2.0	–	30.5	0.8	–	21.2		3.4	–	14.3		3.0	–	21.3	1.0	–	21.2
Impact on fair value from 10% adverse change			(8.1)				(23.8)			(4.2)				(20.7)				(52.1)			(2.9)
Impact on fair value from 20% adverse change			(15.8)				(46.5)			(9.4)				(37.6)				(101.3)			(5.7)
Expected credit losses (rate per annum), in % [5]	0.5	–	5.8		1.0	–	28.7	0.9	–	21.2		0.8	–	4.7		0.6	–	18.8	1.0	–	21.2
Impact on fair value from 10% adverse change			(4.9)				(14.1)			(2.8)				(10.2)				(23.8)			(2.4)
Impact on fair value from 20% adverse change			(9.7)				(27.6)			(6.2)				(17.3)				(46.7)			(4.8)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 6M19 and 2018.
> Refer to “Note 31 – Assets pledged and collateral” for information on assets pledged or assigned.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M19	2018
CHF million
Other asset-backed financings
Trading assets	276	255
Liability to SPE, included in other liabilities	(276)	(255)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 6M19 and 2018.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	6M19	2018
CHF billion
Government debt securities	16.2	31.1
Corporate debt securities	10.2	9.6
Asset-backed securities	1.9	1.8
Other	0.2	0.2
Securities sold under repurchase agreements	28.5	42.7
Government debt securities	0.5	1.4
Corporate debt securities	0.2	0.2
Equity securities	4.1	3.2
Other	0.1	0.2
Securities lending transactions	4.9	5.0
Government debt securities	2.8	3.6
Corporate debt securities	1.2	1.0
Asset-backed securities	0.1	0.1
Equity securities	41.3	37.0
Obligation to return securities received as collateral, at fair value	45.4	41.7
Total	78.8	89.4
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
6M19 (CHF billion)
Securities sold under repurchase agreements	7.2		14.2		4.5	2.6	28.5
Securities lending transactions	4.8		0.1		0.0	0.0	4.9
Obligation to return securities received as collateral, at fair value	45.4		0.0		0.0	0.0	45.4
Total	57.4		14.3		4.5	2.6	78.8
2018 (CHF billion)
Securities sold under repurchase agreements	7.4		26.3		6.7	2.3	42.7
Securities lending transactions	4.1		0.9		0.0	0.0	5.0
Obligation to return securities received as collateral, at fair value	41.4		0.1		0.2	0.0	41.7
Total	52.9		27.3		6.9	2.3	89.4
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
Commercial paper conduit
The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Bank financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 114 days as of the end of 6M19. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, car loans and leases, small business loans and commercial leases.
The Bank’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Bank’s economic risks associated with the CP conduit are included in the Bank’s risk management framework including counterparty, economic risk capital and scenario analysis.
Consolidated VIEs
The consolidated variable interest entities (VIEs) tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 6M19 and 2018.

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations		Funds	Loans	Other	Total
6M19 (CHF million)
Cash and due from banks	10	0	184		30	41	9	274
Trading assets	76	0	1,682		315	922	15	3,010
Other investments	0	0	0		309	1,085	277	1,671
Net loans	0	0	53		1	26	243	323
Other assets	0	21	859		10	61	979	1,930
of which loans held-for-sale	0	0	235		0	0	0	235
of which premises and equipment	0	0	0		0	17	0	17
Total assets of consolidated VIEs	86	21	2,778		665	2,135	1,523	7,208
Trading liabilities	0	0	0		0	6	0	6
Short-term borrowings	0	4,828	0		0	0	0	4,828
Long-term debt	12	0	1,844		171	10	34	2,071
Other liabilities	0	54	2		2	94	161	313
Total liabilities of consolidated VIEs	12	4,882	1,846		173	110	195	7,218
2018 (CHF million)
Cash and due from banks	15	1	68		17	52	20	173
Trading assets	72	0	1,602	[1]	418	944	12	3,048
Other investments	0	0	0		153	1,073	279	1,505
Net loans	0	0	119		0	23	245	387
Other assets	57	16	863		4	50	1,037	2,027
of which loans held-for-sale	57	0	107		0	3	0	167
of which premises and equipment [2]	0	0	0		0	18	0	18
Total assets of consolidated VIEs	144	17	2,652		592	2,142	1,593	7,140
Trading liabilities	0	0	0		0	3	0	3
Short-term borrowings	0	5,465	0		0	0	0	5,465
Long-term debt	48	0	1,487		174	26	29	1,764
Other liabilities	0	43	1		8	98	127	277
Total liabilities of consolidated VIEs	48	5,508	1,488		182	127	156	7,509
1
Includes residential and commercial mortgage-backed securities previously reported in investment securities which have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

2 Premises and equipment were previously presented separately in the consolidated balance sheet.

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
6M19 (CHF million)
Trading assets	206	4,970	835	148	2,150	8,309
Net loans	655	1,373	2,205	7,637	326	12,196
Other assets	0	74	447	1	454	976
Total variable interest assets	861	6,417	3,487	7,786	2,930	21,481
Maximum exposure to loss	861	7,801	3,488	11,169	3,541	26,860
Total assets of non-consolidated VIEs	6,318	103,256	100,934	23,202	6,195	239,905
2018 (CHF million)
Trading assets	209	4,527	927	183	3,703	9,549
Net loans	154	1,475	1,591	5,246	430	8,896
Other assets	3	19	112	0	444	578
Total variable interest assets	366	6,021	2,630	5,429	4,577	19,023
Maximum exposure to loss	366	7,637	2,645	8,680	5,150	24,478
Total assets of non-consolidated VIEs	7,033	96,483	65,848	20,804	8,784	198,952
30 Financial instruments
> Refer to “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 and to “Note 34 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 6M19	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	172	0	–		–		172
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	82,286	0	–		–		82,286
Securities received as collateral	42,346	3,028	4	–		–		45,378
Trading assets	82,087	170,711	7,652	(115,691)		999		145,758
of which debt securities	22,075	40,756	1,711	–		13		64,555
of which foreign government	21,404	4,879	206	–		–		26,489
of which corporates	590	12,096	901	–		13		13,600
of which RMBS	0	19,538	345	–		–		19,883
of which equity securities	51,655	3,580	155	–		986		56,376
of which derivatives	6,632	125,586	3,034	(115,691)		–		19,561
of which interest rate products	2,104	77,210	512	–		–		–
of which foreign exchange products	144	22,906	225	–		–		–
of which equity/index-related products	4,381	18,520	752	–		–		–
of which credit derivatives	0	6,432	653	–		–		–
of which other derivatives	0	115	892	–		–		–
of which other trading assets	1,725	789	2,752	–		–		5,266
Investment securities	0	1,396	0	–		–		1,396
Other investments	16	11	1,369	–		1,176		2,572
of which life finance instruments	0	1	1,085	–		–		1,086
Loans	0	8,674	4,163	–		–		12,837
of which commercial and industrial loans	0	3,561	1,618	–		–		5,179
of which financial institutions	0	2,705	1,227	–		–		3,932
of which government and public institutions	0	2,175	605	–		–		2,780
of which real estate	0	233	687	–		–		920
Other intangible assets (mortgage servicing rights)	0	0	162	–		–		162
Other assets	102	6,650	1,718	(275)		–		8,195
of which loans held-for-sale	0	4,880	1,449	–		–		6,329
Total assets at fair value	124,551	272,928	15,068	(115,966)		2,175		298,756
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M19	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	281	0	–		–		281
Customer deposits	0	2,482	495	–		–		2,977
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	9,304	0	–		–		9,304
Obligation to return securities received as collateral	42,346	3,028	4	–		–		45,378
Trading liabilities	30,167	129,055	3,419	(119,273)		2		43,370
of which debt securities	6,035	5,533	6	–		–		11,574
of which foreign government	5,957	381	0	–		–		6,338
of which equity securities	16,796	110	53	–		2		16,961
of which derivatives	7,336	123,412	3,360	(119,273)		–		14,835
of which interest rate products	2,195	71,270	216	–		–		–
of which foreign exchange products	101	27,648	133	–		–		–
of which equity/index-related products	5,035	16,698	1,449	–		–		–
of which credit derivatives	0	7,362	1,097	–		–		–
Short-term borrowings	0	9,240	997	–		–		10,237
Long-term debt	0	56,877	13,826	–		–		70,703
of which structured notes over one year and up to two years	0	8,046	880	–		–		8,926
of which structured notes over two years	0	29,535	12,511	–		–		42,046
of which high-trigger instruments	0	5,748	5	–		–		5,753
Other liabilities	0	6,572	1,234	(209)		–		7,597
Total liabilities at fair value	72,513	216,839	19,975	(119,482)		2		189,847
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2018	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	115	0	–		–		115
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	81,818	0	–		–		81,818
Securities received as collateral	37,962	3,704	30	–		–		41,696
Trading assets [3]	76,178	157,505	8,980	(109,930)		1,126		133,859
of which debt securities	23,726	37,668	2,242	–		12		63,648
of which foreign government	23,547	4,542	232	–		–		28,321
of which corporates	66	8,065	1,260	–		12		9,403
of which RMBS	0	20,919	432	–		–		21,351
of which equity securities	42,812	2,459	132	–		1,114		46,517
of which derivatives	8,000	117,034	3,298	(109,930)		–		18,402
of which interest rate products	3,557	65,823	507	–		–		–
of which foreign exchange products	25	27,526	258	–		–		–
of which equity/index-related products	4,415	18,059	1,054	–		–		–
of which credit derivatives	0	4,739	673	–		–		–
of which other derivatives	2	633	806	–		–		–
of which other trading assets	1,640	344	3,308	–		–		5,292
Investment securities [3]	0	1,477	0	–		–		1,477
Other investments	14	7	1,309	–		1,100		2,430
of which life finance instruments	0	0	1,067	–		–		1,067
Loans	0	10,549	4,324	–		–		14,873
of which commercial and industrial loans	0	3,976	1,949	–		–		5,925
of which financial institutions	0	4,164	1,391	–		–		5,555
of which real estate	0	146	515	–		–		661
Other intangible assets (mortgage servicing rights)	0	0	163	–		–		163
Other assets	117	5,807	1,543	(204)		–		7,263
of which loans held-for-sale	0	4,238	1,235	–		–		5,473
Total assets at fair value	114,271	260,982	16,349	(110,134)		2,226		283,694
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

3
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2018	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	406	0	–		–		406
Customer deposits	0	2,839	453	–		–		3,292
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,828	0	–		–		14,828
Obligation to return securities received as collateral	37,962	3,704	30	–		–		41,696
Trading liabilities	31,940	123,737	3,589	(117,105)		10		42,171
of which debt securities	4,462	3,511	25	–		–		7,998
of which foreign government	4,328	255	0	–		–		4,583
of which equity securities	18,785	118	37	–		10		18,950
of which derivatives	8,693	120,108	3,527	(117,105)		–		15,223
of which interest rate products	3,699	62,573	189	–		–		–
of which foreign exchange products	32	31,983	160	–		–		–
of which equity/index-related products	4,961	19,788	1,500	–		–		–
of which credit derivatives	0	5,485	1,140	–		–		–
Short-term borrowings	0	7,284	784	–		–		8,068
Long-term debt	0	50,356	12,671	–		–		63,027
of which structured notes over one year and up to two years	0	7,242	528	–		–		7,770
of which structured notes over two years	0	28,215	11,800	–		–		40,015
Other liabilities	0	7,877	1,327	(221)		–		8,983
Total liabilities at fair value	69,902	211,031	18,854	(117,326)		10		182,471
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M19	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	30	0	0	0	(26)	0	0	0	0	0	0	0	0	0	4
Trading assets	8,980	705	(1,697)	8,831	(9,435)	556	(838)	(75)	721	0	0	0	0	(96)	7,652
of which debt securities	2,242	484	(874)	1,597	(1,777)	0	0	16	50	0	0	0	0	(27)	1,711
of which foreign governments	232	0	(43)	68	(56)	0	0	3	3	0	0	0	0	(1)	206
of which corporates	1,260	384	(568)	1,055	(1,234)	0	0	16	6	0	0	0	0	(18)	901
of which RMBS	432	52	(216)	421	(379)	0	0	(1)	41	0	0	0	0	(5)	345
of which equity securities	132	39	(37)	57	(38)	0	0	0	4	0	0	0	0	(2)	155
of which derivatives	3,298	140	(417)	0	0	556	(818)	(88)	405	0	0	0	0	(42)	3,034
of which interest rate products	507	23	(9)	0	0	52	(42)	2	(6)	0	0	0	0	(15)	512
of which foreign exchange derivatives	258	11	(10)	0	0	8	(9)	0	(30)	0	0	0	0	(3)	225
of which equity/index-related products	1,054	48	(333)	0	0	199	(259)	(84)	133	0	0	0	0	(6)	752
of which credit derivatives	673	58	(65)	0	0	150	(360)	(7)	211	0	0	0	0	(7)	653
of which other derivatives	806	0	0	0	0	147	(148)	1	97	0	0	0	0	(11)	892
of which other trading assets	3,308	42	(369)	7,177	(7,620)	0	(20)	(3)	262	0	0	0	0	(25)	2,752
Other investments	1,309	48	(5)	33	(110)	0	0	0	100	0	6	0	0	(12)	1,369
of which life finance instruments	1,067	0	0	20	(88)	0	0	0	96	0	0	0	0	(10)	1,085
Loans	4,324	296	(320)	19	(190)	769	(726)	8	20	0	0	0	0	(37)	4,163
of which commercial and industrial loans	1,949	81	(184)	19	(118)	76	(198)	5	1	0	0	0	0	(13)	1,618
of which financial institutions	1,391	215	0	0	(71)	185	(503)	(1)	15	0	0	0	0	(4)	1,227
of which real estate	515	0	(78)	0	0	260	(11)	1	10	0	0	0	0	(10)	687
Other intangible assets (mortgage servicing rights)	163	0	0	9	0	0	0	0	0	0	(7)	0	0	(3)	162
Other assets	1,543	102	(178)	938	(808)	290	(178)	0	24	0	0	0	0	(15)	1,718
of which loans held-for-sale	1,235	96	(125)	903	(805)	290	(178)	1	45	0	0	0	0	(13)	1,449
Total assets at fair value	16,349	1,151	(2,200)	9,830	(10,569)	1,615	(1,742)	(67)	865	0	(1)	0	0	(163)	15,068
Liabilities (CHF million)
Customer deposits	453	0	0	0	0	0	0	0	31	0	0	0	32	(21)	495
Obligation to return securities received as collateral	30	0	0	0	(26)	0	0	0	0	0	0	0	0	0	4
Trading liabilities	3,589	195	(405)	388	(402)	1,091	(1,483)	81	400	0	0	0	0	(35)	3,419
of which debt securities	25	9	(8)	12	(32)	0	0	0	0	0	0	0	0	0	6
of which equity securities	37	9	0	376	(368)	0	0	0	(1)	0	0	0	0	0	53
of which derivatives	3,527	177	(397)	0	(2)	1,091	(1,483)	81	401	0	0	0	0	(35)	3,360
of which interest rate derivatives	189	5	(2)	0	0	21	(17)	0	23	0	0	0	0	(3)	216
of which foreign exchange derivatives	160	14	(10)	0	0	2	(24)	(1)	(9)	0	0	0	0	1	133
of which equity/index-related derivatives	1,500	77	(303)	0	0	380	(504)	78	239	0	0	0	0	(18)	1,449
of which credit derivatives	1,140	81	(81)	0	0	551	(782)	4	195	0	0	0	0	(11)	1,097
Short-term borrowings	784	122	(178)	0	0	789	(686)	6	175	0	0	0	0	(15)	997
Long-term debt	12,671	2,095	(2,483)	0	0	2,739	(2,334)	101	1,209	0	0	4	(7)	(169)	13,826
of which structured notes over one year and up to two years	528	315	(228)	0	0	544	(345)	11	58	0	0	0	9	(12)	880
of which structured notes over two years	11,800	1,765	(2,123)	0	0	1,959	(1,954)	77	1,148	0	0	4	(15)	(150)	12,511
of which high-trigger instruments	6	0	0	0	0	(1)	0	0	0	0	0	0	0	0	5
Other liabilities	1,327	37	(77)	35	(57)	75	(280)	(6)	30	0	161	0	0	(11)	1,234
Total liabilities at fair value	18,854	2,449	(3,143)	423	(485)	4,694	(4,783)	182	1,845	0	161	4	25	(251)	19,975
Net assets/(liabilities) at fair value	(2,505)	(1,298)	943	9,407	(10,084)	(3,079)	3,041	(249)	(980)	0	(162)	(4)	(25)	88	(4,907)
48 / 49

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M18	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	46	0	(15)	58	(80)	0	0	0	0	0	0	0	0	0	9
Trading assets [1]	8,796	743	(695)	24,222	(25,127)	786	(826)	(37)	(137)	0	(4)	0	0	27	7,748
of which debt securities	2,334	514	(429)	1,656	(1,568)	0	(157)	(10)	(22)	0	(4)	0	0	0	2,314
of which corporates	1,412	305	(279)	1,181	(1,289)	0	0	(9)	(97)	0	(4)	0	0	13	1,233
of which RMBS	360	161	(124)	442	(174)	0	(157)	(1)	79	0	0	0	0	11	597
of which CMBS	18	20	(1)	3	(13)	0	0	0	(5)	0	0	0	0	0	22
of which CDO	126	14	(13)	16	(36)	0	0	0	(1)	0	0	0	0	2	108
of which equity securities	163	40	(22)	39	(81)	0	0	(3)	45	0	(1)	0	0	2	182
of which derivatives	3,289	167	(182)	0	0	786	(651)	(26)	(267)	0	0	0	0	0	3,116
of which interest rate products	801	11	(22)	0	0	61	(45)	0	(92)	0	0	0	0	(7)	707
of which equity/index-related products	833	108	(115)	0	0	242	(234)	(17)	(56)	0	0	0	0	(14)	747
of which credit derivatives	634	45	(44)	0	0	310	(130)	(6)	(77)	0	0	0	0	13	745
of which other trading assets	3,010	22	(62)	22,527	(23,478)	0	(18)	2	107	0	1	0	0	25	2,136
Other investments	1,601	0	(109)	135	(236)	0	0	0	(53)	0	2	0	0	8	1,348
of which other equity investments	300	0	(109)	48	(84)	0	0	0	(1)	0	2	0	0	(9)	147
of which life finance instruments	1,301	0	0	87	(152)	0	0	0	(52)	0	0	0	0	17	1,201
Loans	4,530	493	(30)	32	(187)	824	(1,403)	0	(103)	0	0	0	0	28	4,184
of which commercial and industrial loans	2,207	57	(25)	0	(30)	366	(707)	0	(22)	0	0	0	0	13	1,859
of which financial institutions	1,480	321	(5)	31	(36)	286	(634)	0	(25)	0	0	0	0	8	1,426
Other intangible assets (mortgage servicing rights)	158	0	0	0	0	0	0	0	0	0	(10)	0	0	3	151
Other assets	1,511	201	(56)	681	(716)	142	(130)	0	(19)	0	0	0	0	(54)	1,560
of which loans held-for-sale	1,350	174	(49)	633	(673)	142	(130)	0	(35)	0	0	0	0	(57)	1,355
Total assets at fair value	16,642	1,437	(905)	25,128	(26,346)	1,752	(2,359)	(37)	(312)	0	(12)	0	0	12	15,000
Liabilities (CHF million)
Customer deposits	455	0	0	0	0	0	0	0	41	0	0	0	(21)	(9)	466
Obligation to return securities received as collateral	46	0	(15)	58	(80)	0	0	0	0	0	0	0	0	0	9
Trading liabilities	3,226	226	(288)	69	(35)	926	(787)	(1)	(322)	0	(2)	0	0	31	3,043
of which derivatives	3,169	187	(282)	1	(3)	926	(787)	2	(295)	0	0	0	0	30	2,948
of which interest rate derivatives	317	13	(5)	0	0	120	(87)	5	(135)	0	0	0	0	2	230
of which foreign exchange derivatives	100	19	(1)	0	0	44	(4)	0	(1)	0	0	0	0	2	159
of which equity/index-related derivatives	1,301	84	(170)	0	0	328	(339)	(7)	(76)	0	0	0	0	8	1,129
of which credit derivatives	898	72	(106)	0	0	309	(222)	4	(70)	0	0	0	0	15	900
Short-term borrowings	845	133	(55)	0	0	1,474	(739)	(1)	(55)	0	(5)	0	36	32	1,665
Long-term debt	12,501	1,921	(1,794)	0	0	2,669	(2,014)	3	(402)	0	0	(2)	(128)	209	12,963
of which structured notes over two years	12,259	1,721	(1,728)	0	0	1,927	(1,721)	4	(370)	0	0	(2)	(129)	194	12,155
Other liabilities	1,467	19	(29)	7	(115)	0	(354)	(6)	(24)	0	110	0	0	10	1,085
of which failed sales	223	12	(26)	2	(107)	0	0	0	(6)	0	0	0	0	1	99
Total liabilities at fair value	18,540	2,299	(2,181)	134	(230)	5,069	(3,894)	(5)	(762)	0	103	(2)	(113)	273	19,231
Net assets/(liabilities) at fair value	(1,898)	(862)	1,276	24,994	(26,116)	(3,317)	1,535	(32)	450	0	(115)	2	113	(261)	(4,231)
1
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

50 / 51

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	6M19				6M18
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(1,229)	(162)	(1,391)	[1]	418	(115)	303	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date [2]	(1,074)	109	(965)		30	2	32
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
2 Prior period has been corrected.
Quantitative information about level 3 assets at fair value
end of 6M19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	4	–	–		–	–	–
Trading assets	7,652
of which debt securities	1,711
of which foreign governments	206	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	901
of which	365	Market comparable	Price, in %		0	126	91
of which	893	Option model	Correlation, in %		(80)	99	63
			Volatility, in %		0	126	26
of which RMBS	345	Discounted cash flow	Default rate, in %		0	10	3
			Discount rate, in %		2	34	8
			Loss severity, in %		0	100	64
			Prepayment rate, in %		2	20	8
of which equity securities	155
of which	7	Market comparable	Price, in %		10	12	11
of which	113	Vendor price	Price, in actuals		0	498	8
of which derivatives	3,034
of which interest rate products	512	Option model	Correlation, in %		(3)	100	65
			Prepayment rate, in %		1	17	8
			Volatility skew, in %		(4)	1	(2)
of which foreign exchange products	225
of which	21	Discounted cash flow	Contingent probability, in %		95	95	95
of which	162	Option model	Correlation, in %		5	38	26
			Prepayment rate, in %		22	26	24
			Volatility, in %		78	90	85
of which equity/index-related products	752	Option model	Buyback probability, in %		50	100	73
			Correlation, in %		(80)	99	66
			Gap risk, in %	[2]	0	4	1
			Volatility, in %		1	126	32
of which credit derivatives	653	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		1	1,121	165
			Default rate, in %		2	20	4
			Discount rate, in %		2	23	12
			Funding spread, in %		0	1	0
			Loss severity, in %		7	85	59
			Prepayment rate, in %		0	8	5
			Recovery rate, in %		0	45	23
of which	66	Market comparable	Price, in %		84	108	97
of which other derivatives	892	Discounted cash flow	Market implied life expectancy, in years		2	16	5
			Mortality rate, in %		87	106	101
of which other trading assets	2,752
of which	912	Discounted cash flow	Market implied life expectancy, in years		2	15	7
of which	1,585	Market comparable	Price, in %		0	120	25
of which	255	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 6M19	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	1,369
of which life finance instruments	1,085	Discounted cash flow	Market implied life expectancy, in years	2	17	6
Loans	4,163
of which commercial and industrial loans	1,618
of which	1,313	Discounted cash flow	Credit spread, in bp	165	1,699	547
			Recovery rate, in %	25	25	25
of which	280	Market comparable	Price, in %	0	94	52
of which financial institutions	1,227
of which	1,057	Discounted cash flow	Credit spread, in bp	51	778	348
of which	100	Market comparable	Price, in %	49	100	95
of which government and public institutions	605
of which	437	Discounted cash flow	Credit spread, in bp	515	595	562
			Recovery rate, in %	25	40	30
of which	167	Market comparable	Price, in %	62	62	62
of which real estate	687	Discounted cash flow	Credit spread, in bp	223	1,062	669
			Recovery rate, in %	25	40	40
Other intangible assets (mortgage servicing rights)	162	–	–	–	–	–
Other assets	1,718
of which loans held-for-sale	1,449
of which	545	Discounted cash flow	Credit spread, in bp	112	3,020	387
			Recovery rate, in %	25	87	37
of which	854	Market comparable	Price, in %	0	175	82
Total level 3 assets at fair value	15,068
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2018	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	30	–	–		–	–	–
Trading assets [2]	8,980
of which debt securities	2,242
of which foreign governments	232	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	1,260
of which	441	Market comparable	Price, in %		0	118	94
of which	621	Option model	Correlation, in %		(60)	98	68
			Volatility, in %		0	178	30
of which RMBS	432	Discounted cash flow	Default rate, in %		0	11	3
			Discount rate, in %		1	26	7
			Loss severity, in %		0	100	63
			Prepayment rate, in %		1	22	8
of which equity securities	132
of which	76	Market comparable	EBITDA multiple		2	9	6
			Price, in %		100	100	100
of which	49	Vendor price	Price, in actuals		0	355	1
of which derivatives	3,298
of which interest rate products	507	Option model	Correlation, in %		0	100	69
			Prepayment rate, in %		1	26	9
			Volatility skew, in %		(4)	0	(2)
of which foreign exchange products	258
of which	28	Discounted cash flow	Contingent probability, in %		95	95	95
of which	218	Option model	Correlation, in %		(23)	70	24
			Prepayment rate, in %		21	26	23
			Volatility, in %		80	90	85
of which equity/index-related products	1,054	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	80
			Gap risk, in %	[3]	0	4	1
			Volatility, in %		2	178	34
of which credit derivatives	673	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		3	2,147	269
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	15
			Loss severity, in %		16	85	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	68	8
of which other derivatives	806	Discounted cash flow	Market implied life expectancy, in years		2	16	5
			Mortality rate, in %		87	106	101
of which other trading assets	3,308
of which	870	Discounted cash flow	Market implied life expectancy, in years		3	17	7
of which	2,119	Market comparable	Price, in %		0	110	30
of which	249	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2018	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	1,309
of which life finance instruments	1,067	Discounted cash flow	Market implied life expectancy, in years	2	17	6
Loans	4,324
of which commercial and industrial loans	1,949
of which	1,531	Discounted cash flow	Credit spread, in bp	159	1,184	582
of which	306	Market comparable	Price, in %	0	99	65
of which financial institutions	1,391
of which	1,157	Discounted cash flow	Credit spread, in bp	88	1,071	596
of which	73	Market comparable	Price, in %	1	100	74
of which real estate	515	Discounted cash flow	Credit spread, in bp	200	1,522	612
			Recovery rate, in %	25	40	39
Other intangible assets (mortgage servicing rights)	163	–	–	–	–	–
Other assets	1,543
of which loans held-for-sale	1,235
of which	422	Discounted cash flow	Credit spread, in bp	105	2,730	394
			Recovery rate, in %	25	87	56
of which	739	Market comparable	Price, in %	0	130	82
Total level 3 assets at fair value	16,349
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 liabilities at fair value
end of 6M19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	495	Option model	Correlation, in %		(12)	100	73
			Credit spread, in bp		70	103	98
			Mean revision, in %		10	10	10
Obligation to return securities received as collateral	4	–	–		–	–	–
Trading liabilities	3,419
of which debt securities	6	–	–		–	–	–
of which equity securities	53	Vendor price	Price, in actuals		0	66	2
of which derivatives	3,360
of which interest rate derivatives	216	Option model	Correlation, in %		(3)	100	42
			Prepayment rate, in %		1	17	6
of which foreign exchange derivatives	133
of which	36	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		362	362	362
of which	24	Market comparable	Price, in %		100	100	100
of which	57	Option model	Correlation, in %		55	55	55
			Prepayment rate, in %		22	26	24
of which equity/index-related derivatives	1,449	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(80)	99	66
			Volatility, in %		1	126	26
of which credit derivatives	1,097
of which	602	Discounted cash flow	Correlation, in %		38	45	44
			Credit spread, in bp		1	1,186	200
			Default rate, in %		2	20	4
			Discount rate, in %		2	22	12
			Loss severity, in %		7	85	60
			Prepayment rate, in %		0	8	5
			Recovery rate, in %		20	60	34
of which	417	Market comparable	Price, in %		82	107	97
of which	22	Option model	Correlation, in %		49	49	49
			Credit spread, in bp		23	1,114	236
Short-term borrowings	997
of which	79	Discounted cash flow	Credit spread, in bp		853	1,146	1,020
			Recovery rate, in %		40	40	40
of which	862	Option model	Buyback probability, in %		50	100	73
			Correlation, in %		(80)	100	62
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		1	126	36
Long-term debt	13,826
of which structured notes over one year and up to two years	880
of which	10	Discounted cash flow	Credit spread, in bp		(62)	118	(11)
of which	851	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(80)	99	65
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		1	126	33
of which structured notes over two years	12,511
of which	1,565	Discounted cash flow	Credit spread, in bp		(41)	635	50
of which	26	Market comparable	Price, in %		46	49	49
of which	10,485	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(80)	99	63
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(55)	0	(5)
			Volatility, in %		0	126	25
of which high-trigger instruments	5	–	–		–	–	–
Other liabilities	1,234	–	–		–	–	–
Total level 3 liabilities at fair value	19,975
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2018	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	453	–	–		–	–	–
Obligation to return securities received as collateral	30	–	–		–	–	–
Trading liabilities	3,589
of which debt securities	25	–	–		–	–	–
of which equity securities	37	Vendor price	Price, in actuals		0	3	0
of which derivatives	3,527
of which interest rate derivatives	189	Option model	Basis spread, in bp		(20)	147	48
			Correlation, in %		1	100	41
			Prepayment rate, in %		1	26	7
of which foreign exchange derivatives	160
of which	62	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		146	535	379
of which	37	Market comparable	Price, in %		100	100	100
of which	57	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		21	26	23
of which equity/index-related derivatives	1,500	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	74
			Volatility, in %		0	178	30
of which credit derivatives	1,140
of which	566	Discounted cash flow	Correlation, in %		38	82	47
			Credit spread, in bp		3	2,937	262
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	14
			Loss severity, in %		16	95	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	80	14
of which	508	Market comparable	Price, in %		75	104	89
of which	20	Option model	Correlation, in %		50	50	50
			Credit spread, in bp		35	1,156	320
Short-term borrowings	784
of which	61	Discounted cash flow	Credit spread, in bp		1,018	1,089	1,067
			Recovery rate, in %		40	40	40
of which	644	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	64
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		2	178	32
Long-term debt	12,671
of which structured notes over one year and up to two years	528
of which	3	Discounted cash flow	Credit spread, in bp		112	112	112
of which	427	Option model	Correlation, in %		(40)	98	71
			Volatility, in %		2	178	31
of which structured notes over two years	11,800
of which	1,570	Discounted cash flow	Credit spread, in bp		(11)	1,089	136
of which	43	Market comparable	Price, in %		0	46	30
of which	9,533	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	65
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(55)	(1)	(7)
			Volatility, in %		0	178	27
Other liabilities	1,327	–	–		–	–	–
Total level 3 liabilities at fair value	18,854
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	6M19						2018
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Debt funds	13		0		13	0	12		0		12	0
Equity funds	62		924	[1]	986	59	103		1,011	[2]	1,114	53
Equity funds sold short	0		(2)		(2)	0	(8)		(2)		(10)	0
Funds held in trading assets and trading liabilities	75		922		997	59	107		1,009		1,116	53
Debt funds	1		0		1	0	1		0		1	0
Equity funds	126		0		126	44	126		0		126	42
Real estate funds	201		0		201	29	214		0		214	34
Other private equity funds	36		11		47	27	24		5		29	29
Private equity funds	364		11		375	100	365		5		370	105
Debt funds	1		51		52	0	68		34		102	0
Equity funds	35		13		48	0	14		14		28	0
Other hedge funds	1		144		145	0	2		24		26	0
Hedge funds	37		208	[3]	245	0	84		72	[4]	156	0
Equity method investment funds	47		509		556	14	52		522		574	21
Funds held in other investments	448		728		1,176	114	501		599		1,100	126
Fair value of investment funds and unfunded commitments	523	[5]	1,650		2,173	173	608	[5]	1,608		2,216	179	[6]
1
49% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 41% is redeemable on a monthly basis with a notice period primarily of more than 30 days and 10% is redeemable on a quarterly basis with a notice period primarily of more than 60 days.

2
46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 40% is redeemable on a monthly basis with a notice period primarily of more than 30 days, 13% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 1% is redeemable on an annual basis with a notice period primarily of less than 30 days.

3
61% of the redeemable fair value amount of hedge funds is redeemable on a monthly basis with a notice period primarily of less than 30 days, 31% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 8% is redeemable on demand with a notice period primarily of less than 30 days.

4
65% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days and 35% is redeemable on demand with a notice period primarily of less than 30 days.

5 Includes CHF 38 million and CHF 102 million attributable to noncontrolling interests as of the end of 6M19 and 2018, respectively.
6 Includes CHF 23 million attributable to noncontrolling interests.
Difference between the fair value and the unpaid principal balances of fair value option-elected financial instruments
	6M19			2018
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	82,286	82,143	143	81,818	81,637	181
Loans	12,837	13,303	(466)	14,873	15,441	(568)
Other assets [1]	7,552	9,938	(2,386)	6,706	9,240	(2,534)
Due to banks and customer deposits	(604)	(540)	(64)	(859)	(778)	(81)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,304)	(9,305)	1	(14,828)	(14,827)	(1)
Short-term borrowings	(10,237)	(10,310)	73	(8,068)	(8,647)	579
Long-term debt	(70,703)	(73,217)	2,514	(63,027)	(69,914)	6,887
Other liabilities	(604)	(1,589)	985	(2,068)	(3,125)	1,057

Non-performing and non-interest-earning loans [2]	720	3,395	(2,675)	640	3,493	(2,853)
1 Primarily loans held-for-sale.
2 Included in loans or other assets.

Gains and losses on financial instruments
	6M19		6M18
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	15	[1]	4	[1]
of which related to credit risk	6		(3)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,495	[1]	1,107	[1,4]
Other investments	223	[2]	200	[2]
of which related to credit risk	1		(1)
Loans	558	[1]	288	[1]
of which related to credit risk	74		(238)
Other assets	460	[2]	372	[1]
of which related to credit risk	111		88
Due to banks and customer deposits	(36)	[2]	(2)	[1]
of which related to credit risk	0		(12)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(389)	[1]	(394)	[1,4]
Short-term borrowings	(559)	[2]	1,968	[2]
of which related to credit risk	1		(2)
Long-term debt	(6,230)	[2]	1,799	[2]
of which related to credit risk	3		37
Other liabilities	76	[3]	99	[3]
of which related to credit risk	39		15
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4 Prior period has been corrected.
Gains/(losses) attributable to changes in investment-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	6M19	Cumulative	6M18		6M19	6M18
Financial instruments (CHF million)
Deposits	(34)	(48)	15		0	0
Short-term borrowings	1	(54)	0		1	2
Long-term debt	(1,476)	(2,318)	1,108		109	32
of which treasury debt over two years	(652)	(518)	418		0	0
of which structured notes over two years	(670)	(1,699)	652		109	32
Total	(1,509)	(2,420)	1,123		110	34
1 Amounts are reflected gross of tax.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
6M19 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	31,180	0	31,180	0	31,180
Loans	283,883	0	285,421	8,053	293,474
Other financial assets [1]	107,136	91,684	14,858	1,088	107,630
Financial liabilities
Due to banks and deposits	380,791	199,551	181,241	0	380,792
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	10,386	0	10,386	0	10,386
Short-term borrowings	16,391	0	16,391	0	16,391
Long-term debt	86,314	0	88,287	1,275	89,562
Other financial liabilities [2]	15,642	0	15,453	194	15,647
2018 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,277	0	35,243	35	35,278
Loans	274,440	0	275,105	7,047	282,152
Other financial assets [1]	117,002	99,238	17,139	796	117,173
Financial liabilities
Due to banks and deposits	376,741	197,320	179,448	0	376,768
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	9,795	0	9,795	0	9,795
Short-term borrowings	14,351	0	14,352	0	14,352
Long-term debt	90,406	0	89,707	854	90,561
Other financial liabilities [2]	16,803	0	16,547	184	16,731
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

31 Assets pledged and collateral
> Refer to “Note 32 – Assets pledged and collateral” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 and to ”Note 35 – Assets pledged and collateral” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2018 for further information.
Assets pledged
end of	6M19	2018
CHF million
Total assets pledged or assigned as collateral	121,960	117,895
of which encumbered	66,361	58,672
Collateral
end of	6M19	2018
CHF million
Fair value of collateral received with the right to sell or repledge	440,627	406,389
of which sold or repledged	196,524	193,267
32 Litigation
> Refer to “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q19 for further information.

CREDIT SUISSE

CREDIT SUISSE GROUP
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8070 Zurich
Switzerland
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